Exhibit 12

JEFFERIES GROUP, INC.

Ratio of Earnings to Fixed Charges and

Ratio of Earnings to Combined Fixed Charges and Preferred Dividends

(Dollar amounts in thousands)

	Three months ended February 28,		Twelve Months ended November 30,				Eleven months ended November 30,		Twelve months ended December 31,
	2013		2012		2011		2010		2009		2008
Fixed charges:
Interest expense on long-term indebtedness	$79,918		$292,987		$280,046		$194,851		$142,846		$117,227
Interest portion of rent expense	4,024		16,137		14,774		12,061		14,193		14,595

Total Fixed charges	$83,942		$309,124		$294,820		$206,912		$157,039		$131,822

Convertible Preferred Stock Dividends	$1,016		$4,063		$4,063		$3,724		$4,063		$4,063

Earnings:
Earnings before income taxes	$130,987		$491,795		$419,334		$396,671		$507,747		$(888,160)
Total fixed charges	83,942		309,124		294,820		206,912		157,039		131,822

Total earnings before income taxes and fixed charges	$214,929		$800,919		$714,154		$603,583		$664,786		$(756,338)

Ratio of Earnings to Fixed Charges (1)	2.6	x	2.6	x	2.4	x	2.9	x	4.2	x	—	(2)

Ratio of Earnings to Combined Fixed Charges and Convertible Preferred Stock Dividends (3)	2.5	x	2.6	x	2.4	x	2.9	x	4.1	x	—	(2)

(1)	The ratio of earnings to fixed charges is computed by dividing (a) income from continuing operations before income taxes plus fixed charges by (b) fixed charges. Fixed charges consist of interest expense on all long-term indebtedness and the portion of operating lease rental expense that is representative of the interest factor (deemed to be one-third of operating lease rentals).
(2)	Earnings for the year ended December 31, 2008 were insufficient to cover fixed charges by approximately $756.3 million.
(3)	The ratio of earnings to combined fixed charges and preferred dividends is computed by dividing (a) income from continuing operations before income taxes plus fixed charges by the sum of (b) fixed charges and (c) convertible preferred stock dividends. Fixed charges consist of interest expense on all long-term indebtedness and the portion of operating lease rental expense that is representative of the interest factor (deemed to be one-third of operating lease rentals.)